Exhibit 3.64

CERTIFICATE AMENDMENT

OF

ARTICLES OF INCORPORATION

Manfred Leunig and Jochin Sarrazin certify that:

1. They are the president and the secretary, respectively, of Plaxicon, Inc., a California corporation.

2. The articles of incorporation of this corporation are amended by the addition of Articles V and VI reading, in their entirety, as follows:

“V: The liability of directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Any amendment, modification or repeal of this Article by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation in respect of any act of omission occurring prior to the time of such amendment, modification or repeal.”

“VI: The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the corporation Code) for breach of duty to the corporation and its shareholders through bylaw provision or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the Corporation Code.”

3. The forgoing amendment of articles of incorporation has been duly approved by the board of directors.

4. The forgoing amendment of articles of incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the Corporation Code. The total number of outstanding shares of the corporation is one hundred. The number of Shares Voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters act forth in this certificate are true and correct of our own knowledge.

Date: August 3rd, 1992

/s/ Manfred Leunig
Manfred Leunig, President

/s/ Jochin Sarrazin
Jochin Sarrazin, Secretary